EXHIBIT 14.1

COMMUNITY PIONEERS, LLC

CODE OF ETHICS

I. OVERVIEW

This Code of Ethics sets forth the guiding principles by which we operate our company and conduct our daily business with our members, any party with which we have a relationship, and with each other. These principles apply to all of the managers, officers and employees of Community Pioneers, LLC and its subsidiaries (referred to in this Code of Ethics as “Company” or the “Company”).

II. PRINCIPLES

A. COMPLYING WITH LAWS, REGULATIONS, POLICIES AND PROCEDURES

All managers, officers and employees of the Company are expected to understand, respect and comply with all of the laws, regulations, policies and procedures that apply to them in their positions with the Company. Employees are responsible for talking to their supervisors to determine which laws, regulations and Company policies apply to their position and what training is necessary to understand and comply with them.

Managers, officers and employees are directed to specific policies and procedures available to persons they supervise.

B. CONFLICTS OF INTEREST

All managers, officers and employees of the Company should be scrupulous in avoiding any action or interest that conflicts with, or gives the appearance of a conflict with, the Company’s interests. A “conflict of interest” exists whenever an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company. A conflict situation can arise when an employee, officer or manager takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest may also arise when a manager, officer or employee or a member of his or her family receives improper personal benefits as a result of his or her position with the Company, whether from a third party or from the Company.

Conflicts of interest may not always be clear-cut, so if a question arises, an officer or employee should consult with higher levels of management, the Board of Managers or Company counsel. Any employee, officer or manager who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, officer or other appropriate personnel.

C. CORPORATE OPPORTUNITY

Managers, officers and employees are prohibited from (a) taking for themselves personally opportunities that properly belong to the Company or are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) subject to pre-existing fiduciary obligations, if any, competing with the Company. Managers, officers and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

D. CONFIDENTIALITY

Managers, officers and employees must maintain the confidentiality of confidential information entrusted to them by the Company or its suppliers or customers, except when disclosure is specifically authorized by the Board of Managers or required by laws, regulations or legal proceedings. Confidential information includes all non-public information that might be material to investors or of use to competitors of the Company or harmful to the Company or its customers or employees if disclosed.

E. FAIR DEALING

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing or utilizing trade secret information that was obtained without the owner’s consent or inducing such disclosures by past or present employees of other companies is prohibited.

Each manager, officer and employee is expected to deal fairly with the Company’s customers, suppliers, competitors, officers and employees. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing.

F. PROTECTION AND PROPER USE OF THE COMPANY ASSETS

All managers, officers and employees should protect the Company’s assets and ensure their efficient use. All Company assets should be used only for legitimate business purposes.

G. PUBLIC COMPANY REPORTING

As a public company, it is of critical importance that the Company’s filings with the Securities and Exchange Commission be accurate and timely. Depending on their position with the Company, an employee, officer or manager may be called upon to provide necessary information to assure that the Company’s public reports are complete, fair and understandable. The Company expects employees, officers and managers to take this responsibility very seriously and to provide prompt accurate answers to inquiries related to the Company's public disclosure requirements.

H. FINANCIAL STATEMENTS AND OTHER RECORDS

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must both conform to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult the Board of Managers.

III. REPORTING ILLEGAL OR UNETHICAL BEHAVIOR

Employees, officers and managers who suspect or know of violations of this Code of Ethics or illegal or unethical business or workplace conduct by employees, officers or managers have an obligation to contact either their supervisor or superiors. If the individuals to whom such information is conveyed are not responsive, or if there is reason to believe that reporting to such individuals is inappropriate in particular cases, then the employee, officer or manager may contact the President of the Company. Such communications will be kept confidential to the extent feasible. If the employee is still not satisfied with the response, the employee may contact any of the Company’s outside managers.

IV. ACCOUNTING COMPLAINTS

The Company’s policy is to comply with all applicable financial reporting and accounting regulations. If any manager, officer or employee of the Company has unresolved concerns or complaints regarding questionable accounting or auditing matters of the Company, then he or she is encouraged to submit those concerns or complaints (anonymously, confidentially or otherwise) to the Company’s Audit Committee. Subject to its legal duties, the Audit Committee and the Board of Managers will treat such submissions confidentially. Such submissions may be directed to the attention of the Company’s Audit Committee, or any manager who is a member of the Company’s Audit Committee.

V. NON-RETALIATION

The Company prohibits retaliation of any kind against individuals who have made good faith reports or complaints of violations of this Code of Ethics or other known or suspected illegal or unethical conduct.

VI. AMENDMENT, MODIFICATION AND WAIVER

This Code of Ethics may be amended or modified by the Board of Managers of the Company. Only the Board of Managers or a committee of the Board of Managers with specific delegated authority may grant waivers of this Code of Ethics. Waivers will be disclosed to members as required by the Securities Exchange Act of 1934 and the rules thereunder.

VII. VIOLATIONS

Violation of this Code of Ethics is grounds for disciplinary action up to and including termination of employment. Such action is in addition to any civil or criminal liability which might be imposed by any court or regulatory agency.